As filed with the Securities and Exchange Commission on March 10, 2000

                                                    Registration No. 333-95143

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Pre-Effective Amendment No. 1 to
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               THERMOGENESIS CORP.
             --------------------------------------------------------
             (Exact name of the Company as specified in its charter)

         Delaware                                         94-3018487
--------------------------------         --------------------------------------
(State or other jurisdiction or          (I.R.S. Employer Identification Number)
 incorporation or organization)

                              3146 Gold Camp Drive
                        Rancho Cordova, California 95670
                                 (916) 858-5100
               ---------------------------------------------------
               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)

                                Philip H. Coelho
                             Chief Executive Officer
                               THERMOGENESIS CORP.
                              3146 Gold Camp Drive
                            Rancho Cordova, CA 95670
                                 (916) 858-5100
       (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

         David C. Adams, Esq.                       Daniel B. Eng, Esq.
           General Counsel                      BARTEL ENG LINN & SCHRODER
         THERMOGENESIS CORP.                   300 Capitol Mall, Suite 1100
         3146 Gold Camp Drive                      Sacramento, CA 95814
   Rancho Cordova, California 95670                   (916) 442-0400
            (916) 858-5110

Approximate date of commencement of the proposed sale to the public: As soon as practicable, and from time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE


                                                                           Proposed
                                                          Proposed          maximum
                                                          maximum          aggregate       Amount of
Title of each class of securities to   Amount to be    offering price   offering price   registration
be registered                           registered       per share                            fee
====================================   ============   ===============   ===============  ===============
Common Stock Underlying Series B
Preferred Stock                          4,236,000(1)      $2.96(3)       $12,538,560        $ 3,311

Common Stock Underlying Warrants           484,562(2)      $2.73(4)       $ 1,322,855        $   350

Total                                    4,720,562                        $ 13,861,415       $ 3,661*


*       Previously paid.

(1) Represents the number of shares of common stock issuable upon the conversion of the Series B preferred stock, and shares of common stock that may be issued for a two year period as dividends on the Series B preferred stock, and offered for resale.

(2) Represents the number of shares of common stock offered for resale following the exercise of warrants, including 40,000 shares underlying placement agent warrants.

(3) Calculated in accordance with Rule 457(c) of the Securities Act of 1933, as amended ("Securities Act"). Estimated for the sole purpose of calculating the registration fee and based upon the average of the high and low price per share of our common stock on January 14, 2000, as reported on the Nasdaq SmallCap Market.

(4)  Calculated in accordance with Rule 457(g) of the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion March 10, 2000                                PROSPECTUS


                                3,988,532 Shares

                               THERMOGENESIS CORP.

                                  Common Stock


        All of the shares of common stock of THERMOGENESIS CORP. offered are being sold by the selling stockholders listed in this Prospectus. Of the shares being sold by the selling stockholders, up to 3,503,970 shares may be resold upon the conversion of Series B convertible preferred stock, and up to 484,562 shares may be resold upon the exercise of outstanding warrants. The Series B preferred stock and warrants were issued in private placements completed in December 1999 and January 2000. We will not receive any proceeds from the resale of any common stock by the selling stockholders.

        Our common stock is traded and listed on The Nasdaq SmallCap Market, under the symbol "KOOL." On March 6, 2000, the last reported sale price for the common stock was $3.875. There is no market for either the Series B preferred stock or the warrants.


           -----------------------------------------------------------
          INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                          SEE "RISK FACTORS" AT PAGE 4.
           -----------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE COMMON STOCK OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                 The date of this Prospectus is March ___, 2000.

                                      PROSPECTUS SUMMARY

        This Prospectus contains or incorporates "forward-looking statements", which include statements about our business strategy, our growth strategy, our product development and marketing efforts, and anticipated trends in our business, which are not historical facts. We may also make additional forward-looking statements from time to time in filings that we make with the Securities and Exchange Commission. When we use words like "believe," "expect," "anticipate," "project," and similar expressions, this should alert you that the statement is forward-looking. Forward-looking statements speak only as of the date made, based largely on expectations. These expectations are generally subject to a number of risks and uncertainties, some of which cannot be predicted or quantified, and which are beyond our control. Future events and actual results may differ materially from the anticipated results expressed in, contemplated by, or underlying our forward-looking statements. Statements in this Prospectus, and in documents incorporated by reference into this Prospectus, including those set forth in the caption "Risk Factors" describe factors, among others, that could contribute to or cause differences. In light of these risks and uncertainties, we can not give any assurances that the forward-looking information will in fact transpire or prove to be accurate in the future.

Our Business

        We are a  leading  developer  and  manufacturer  of  micro-manufacturing systems designed to harvest biopharmaceutical drugs from blood. Biopharmaceutical drugs utilize the body's naturally occurring proteins, enzymes, growth factors, hormones, and cells for the treatment of human disease. Our technology platforms are designed to micro-manufacture biopharmaceutical drugs from a single donation of blood, in contrast to the manufacture of biopharmaceutical drugs by using "pools" of blood from thousands of donors, or by using expensive technology.

        In February of 1999, following FDA 510(k) clearance of the CryoSeal AHF System which micro- manufactures cryoprecipitated anti-hemophilic factors (Cryoprecipitated AHF) from single units of plasma for the intravenous treatment of hemophiliacs, we prepared to initiate clinical trials for an autologous fibrin glue (A.G.) indication for the CryoSeal Platform technology. These activities include: hiring C L McIntosh as the Clinical Research Organization to lead the clinical trial effort and preparing the initial draft of a clinical protocol for a FDA approved pivotal trial utilizing the Company's autologous fibrin glue as a hemostatic agent in liver resectioning surgery; selecting sites and site investigators; forming a steering committee of physicians and a data monitoring safety board; and beginning preparation for pre-clinical animal studies and final design review for the product. For further discussion, see our "Annual Report on Form 10-K -- Business."

Our Strategy

        Our strategy to exploit our market opportunity includes the following:

o    Utilize our expertise in the areas of thermodynamics and cryopreservation;

o Develop products through platform designs to build new products with only a small incremental research and development investment;

o Become the leader in the design, development, manufacture, and sale of medical devices which produce biopharmaceutical drugs from an autologous or directed single donor unit of blood to reduce or eliminate contamination and risk of infection to the recipient; and

o Develop disposable products that are used with platform designed products to provide a recurrent stream of revenue.

Risk Factors

For a discussion of considerations relevant to an investment in our common stock, see the section entitled "RISK FACTORS" beginning on page 4.

The Offering

Common Stock Outstanding Before the Offering..........................21,188,262
Common Stock Offered by Selling Stockholders (a).......................3,988,532
Common Stock Outstanding After the Offering (a).......................25,176,794
Use of Proceeds..........................................We will not receive any
                                                         proceeds  from   the
                                                         resale  of    common
                                                         shares by the  Selling
                                                         Stockholders.  We will
                                                         receive   proceeds  if
                                                         certain    outstanding
                                                         warrants are exercised.
                                                         Any proceeds from the
                                                         exercise  of  warrants
                                                         will   be   used   for
                                                         working capital.
Nasdaq SmallCap Symbol......................................................KOOL

(a) Assumes that holders of Series B preferred stock have converted such shares into a maximum of 3,988,532 shares of common stock in the aggregate including 392,040 shares of common stock that may be issued as dividends for a two year period and that warrant holders have exercised their warrants to purchase 484,562 shares of common stock in the aggregate. The number of shares of common stock that is being registered by this registration statement and is based on negotiations between us and the holders of the Series B preferred stock and is based on the sum of (a) shares that may be issued upon the conversion of the Series B preferred stock at the conversion price of $2.2719; and (b) accrued dividends on the Series B preferred stock for a period of two years which are added to the conversion value of the preferred stock multiplied by 175%; and (c) shares of common stock that may be issued upon the exercise of warrants.

                                  RISK FACTORS


        An investment in our common stock involves a number of very significant risks. Because of these risks, only persons able to bear the risk of and withstand the loss of their entire investment should invest in our common stock. Prospective investors should also consider the following before making an investment decision.

        We Have Incurred Net Losses Since Our Inception and Expect Losses to Continue. Except for net income of $11,246 for fiscal 1994, we have not been profitable since our inception. For the fiscal year ended June 30, 1999, we had a net loss of $6,098,904, and an accumulated deficit at June 30, 1999, of $30,745,189. The report of independent auditors on our June 30, 1999, financial statements include an explanatory paragraph indicating there is substantial doubt about our ability to continue as a going concern. For the six months ended December 31, 1999, we had an unaudited net loss of $3,134,000. Although we are executing on our business plan to market launch new products, continuing losses will impair our ability to fully meet our objectives for new product sales and will further impair our ability to meet continuing operating expenses that may result in staff reductions and curtailment of clinical trials currently planned. See Risk Factor entitled "If We Are Unable to Raise Funds to Finance Our Growth, Your Investment Could Be Adversely Affected" below.

        If We Are Unable to Raise Funds to Finance Our Growth, Your Investment Could Be Adversely Affected. Historically, we have had to seek capital for our growth and operations due to lack of revenues. Based on proceeds of approximately $4.0 million received in our most recent private placement, we believe we will have sufficient working capital for our 2000 fiscal year operations. However, if actual sales do not meet expectations, or marketing and production costs increase significantly, we will need additional financing to complete and implement our long-term business objectives. Further, delays in obtaining required governmental approvals for, or additional testing requirements prior for, marketing our new products will result in decreased revenues and increased costs that may require us to seek additional financing. We are attempting to obtain a bank line of credit secured by our accounts receivable. However, we cannot guarantee that we will be able to obtain a working line of credit. In the event that there is a cash shortage and we are unable to obtain a bank loan, additional equity financing will be required which will have the effect of diluting the ownership of existing stockholders.

        Our Failure to Develop New Products Will Adversely Effect Our Future Growth. Historically, substantially all of our sales have been from products related to the freezing, thawing, and storing of blood plasma. Because we expect this segment of the blood plasma market to have limited growth, new products for the biotechnology market will have to be successfully developed and marketed for future growth. We are currently focusing on developing and marketing novel blood processing systems such as: (1) the CryoSeal(TM) AHF System for automated production of Cyroprecipitated AHF; (2) the CryoSeal(TM) A.F.G. System for the automated production of autologous blood components used as a surgical glue; (3) a MicroSeal(TM) A.F.G. system; (4) a CryoFactor APDGF System for automated concentration of growth factors from blood; and (5) the BioArchive(R) a system for collecting, processing, controlled-rate freezing, and inventory management of blood products in liquid nitrogen utilizing disposable containers. Although these products use technology related to our core competence, they also represent a departure from our former core blood plasma business. Further, although we have had discussions with experts in areas of application for these products, these products are still in their development and/or initial market phase. No assurance can be given that all of these potential products can be successfully developed, and if developed, that a market will also develop for them.

        If We Fail to Maintain Our Nasdaq Listing, Liquidity of Your Investment Will Be Adversely Affected. The Nasdaq SmallCap Market on which our common stock is traded has established certain maintenance listing requirements that must be satisfied in order for a company's shares to continue to be listed. Currently, our common stock meets the Nasdaq SmallCap Market maintenance listing requirements. However, if we continue to incur losses, this may affect our ability to meet the net tangible assets of $2 million requirement or minimum Bid Price of $1 per share requirement as set by the Nasdaq SmallCap Market. We cannot assure that we will always be able to meet the Nasdaq SmallCap Market listing requirements in the future. Failure to meet the Nasdaq SmallCap Market listing requirements could result in the delisting of our common stock from the Nasdaq SmallCap Market which may adversely affect the liquidity of our shares.

        Our Business is Heavily Regulated, Resulting in Increased Costs of Operations and Delays in Product Sales. Most of our products require FDA clearance to sell in the U.S. and will require approval from comparable agencies to sell our products in foreign countries. These approvals may limit the U.S. or foreign market in which our products may be sold or circumscribe applications for U.S. or foreign markets in which our products may be sold. The majority of our products related to freezing blood components are currently exempt from the requirement to file a 510(k) premarket application, and our CryoSeal AHF System received clearance from the FDA in February 1999. These products are currently marketed and sold worldwide. Further, our products must be manufactured under principals of our quality system for continued Certificate European (CE) marking that allows our products to be marketed and sold in Europe, which are similar to the quality system regulations of both the FDA and California Department of Health. Failure to comply with those quality system requirements and regulations may subject the Company to delays in production while it corrects any deficiency found by either the FDA or the State of California during any audit of our quality system. With limited working capital and resources, there is no assurance that we will not be found to be out of compliance, resulting in warning letters or, in worst case, temporary shut down of manufacturing while the non-conformances are rectified. See our "Annual Report on Form 10-K -- Business -- Regulation of Business."

        Influence By the Government and Insurance Companies May Adversely Impact Sales of Our Products. Our business may be materially affected by continuing efforts by government, and third party payors such as medicare, medicaid, and private health insurance plans, to reduce the costs of healthcare. For example, in certain foreign markets the pricing and profit margins of certain healthcare products are subject to government controls. In the U.S., we expect that there will continue to be a number of federal and state proposals to implement similar government control. In addition, increasing emphasis on managed care in the U.S. will continue to place pressure on the pricing of healthcare products. As a result, continuing effort to contain healthcare costs may result in reduced sales or price reductions for our products. To date, we are not aware of any direct impact on our pricing or product sales due to such efforts by governments to contain healthcare costs, and we do not anticipate any immediate impact in the near future.

        Our Inability to Protect Our Patents, Trademarks, and Other Proprietary Rights Could Adversely Impact Our Competitive Position. We believe that our patents, trademarks, and other proprietary rights are important to our success and our competitive position. Accordingly, we devote substantial resources to the establishment and protection of our patents, trademarks, and proprietary rights. We currently hold patents for products, and have patents pending for additional products that we market or intend to market. However, our actions to establish and protect our patents, trademarks, and other proprietary rights may be inadequate to prevent imitation of our products by others or to prevent others from claiming violations of their trademarks and proprietary rights by us. If our products are challenged as infringing upon patents of other parties, we will be required to modify the design of the product, obtain a license, or litigate the issue, all of which may have an adverse business effect on us.

        Failure to Protect Our Trade Secrets May Assist Our Competitors. We use various methods, including the use of confidentiality agreements with employees, vendors, and customers, to protect our trade secrets and proprietary know-how for our products. However, such methods may not provide complete protection and there can be no assurance that others will not obtain our know-how, or independently develop the same or similar technology. We prepare and file for patent protection on aspects of our technology which we think will be integrated into final products early in design phases, thereby limiting the potential risks

        Competition in Our Industry is Intense and Will Likely Involve Companies With Greater Resources Than We Have. We hope to develop a competitive advantage in the medical applications of our products, but there are many competitors that are substantially larger and who possess greater financial resources and personnel than we have. Our current principal market is the users of ultra-rapid blood plasma freezing and thawing equipment. There are four companies that sell freezers to the blood plasma freezing industry which are larger and possess greater financial and other resources than we do. The CryoSeal System may face competition from major plasma fractionaters that currently sell fibrin glue sourced from pooled plasma outside the U.S. With regard to the BioArchive System, numerous larger and better-financed medical device manufacturers may choose to enter this market as it develops.

        We Have a Limited Marketing and Sales Force for New Products Which May Delay Our Goal of Increased Sales Levels. We currently sell our existing medical devices through a direct sales and marketing force, and our foreign distribution network. Although we have entered into exclusive distribution agreements for the area of the two new platform products and we continue to seek strategic partners, there are no assurances that the distributors will produce significant sales of the systems.

        Our Lack of Production Experience May Delay Producing Our New Products. We currently manufacture our blood plasma thawers and freezers that are less technologically sophisticated products. Although we have redesigned our manufacturing facility to accommodate the BioArchive System and the CryoSeal System, we do not have significant experience in manufacturing those more complex medical devices or in the manufacture of disposables. Furthermore, there can be no assurance that our current resources and manufacturing facility could handle a significant increase in orders for either the BioArchive System or the CryoSeal System. If we are unable to meet demand for sales of the new systems, we would need to contract with third-party manufacturers for the backlog, and no assurances can be made that such third-party manufacturers can be retained, or retained on terms favorable to us and our pricing of the equipment. Inability to have products manufactured by third parties at a competitive price will erode anticipated margins for such products, and negatively impact our profitability.

        Our New Products Are at Initial Market Introduction, and We Are Not Sure the Market Will Accept Them. The market acceptance of our new products in development will depend upon the medical community and third-party payers accepting the products as clinically useful, reliable, accurate, and cost effective compared to existing and future products or procedures. Market acceptance will also depend on our ability to adequately train technicians on how to use the CryoSeal System and the BioArchive System. Even if our new product systems are clinically adopted, the use may not be recommended by the medical profession or hospitals unless acceptable reimbursement from health care and third party payers is available. Failure of either of these new systems to achieve significant market share could have material adverse effects on our long term business, financial condition, and results of operation. See our "Annual Report on Form 10-K -- Description of Business" and "Risk Factors -- Uncertain Availability of Third- Party Reimbursement."

        Failure to Keep Our Senior Management Team May Adversely Affect Our Operations. We are dependent upon the experience and services of Philip H. Coelho, Chairman and Chief Executive Officer, and James H. Godsey, President and Chief Operating Officer. The loss of either person would adversely affect our operations. We have obtained key man life insurance covering Mr. Coelho in the amount of $2,000,000 as some protection against this risk. See our "Annual Report on Form 10-K-- Description of the Business -- Employees."

        Product Liability and Uninsured Risks May Adversely Affect Continuing Operations. We may be liable if any of our products cause injury, illness, or death. We also may be required to recall certain of our products should they become damaged or if they are defective. We are not aware of any material product liability claim against us. Further, we maintain a general liability policy that includes product liability coverage of $1,000,000 per occurrence and $2,000,000 per year in the aggregate. However, a product liability claim against us could have a material adverse effect on our business or financial condition.

        Our Products May Contain Software Defects Which Will Adversely Affect Our Products and Sales. Our CryoSeal System and BioArchive System rely on computer software components that direct the harvesting process of the CryoSeal System, and the controlled-rate freezing, storage and retrieval robotics of the BioArchive System. The software program for these products, including updated versions in the future, may contain undetected errors or failures. Despite testing by us and our customers, there can be no assurance that errors will not be found in the software during continuous use. Unfound errors may result in loss or delay in market acceptance, which could have an adverse material effect on our business, financial condition, and results of operations.

        The Market Price for Our Common Stock May Fall if Selling Stockholders or Other Security Holders Sell A Substantial Amount of Their Stock. Under an agreement with the holders of the Series B preferred stock, we have agreed to register for resale by this Prospectus shares of common stock to be issued upon the conversion of the Series B preferred stock and upon the exercise of the warrants. By contract, we are required to register approximately 15.84% of our outstanding common stock, as adjusted, related to the Series B preferred stock. We have also registered additional shares of common stock that may be issued upon conversion of the preferred stock if we elect to add accrued dividends to the conversion value of the preferred stock. Further, if a substantial decline in the average market price of our common stock were to occur, the conversion price would be set at a lower price and additional shares may also be issued. Because the trading price for our common stock may be affected by the number of shares available for resale, the market price of our common stock could drop as a result of sales of a large number of shares of our common stock in the market after this offering, or due to the perception that such sales could occur.

        We May Have to Register Additional Shares of Common Stock Underlying the Series B Preferred Stock Which May Adversely Affect the Market Price for Our Common Stock. As previously disclosed, we have agreed to register for resale by this Prospectus shares of common stock to be issued upon the conversion of the Series B preferred stock, including accrued dividends, and upon the exercise of the warrants. In addition, the registration rights agreement with the holders of Series B preferred stock required that the Company register an amount equal to 175% of the convertible amount at closing to cover future contingencies, including possible repricing of the conversion rate. The shares being registered for resale represent approximately 15.84% of the outstanding shares as adjusted. We believe that we have registered a sufficient number of shares of common stock underlying the Series B preferred stock through this registration statement. However, because the Series B preferred stock contains a conversion provision that is subject to readjustment, a continued decrease in the price of our common stock may require us to register additional shares of common stock underlying the Series B preferred stock. The additional issuance of these shares of common stock and their subsequent sale could result in a substantial decrease in the price for our common stock.

        We Could Be Required to Redeem Our Series B Convertible Preferred Stock at a Premium Which Would Require a Large Expenditure of Capital and Could Have a Material Adverse Affect on Our Financial Condition. The holders of our Series B convertible preferred stock have the right to force us to repurchase their Series B convertible preferred stock at a premium if the Company takes certain action, deemed to be solely within the Company's control such as, causing the Company to be delisted from the Nasdaq Market, or taking other defined action detrimental to the Series B preferred stockholders. See "Description of Securities" herein. The repurchase of our Series B convertible preferred stock would require a large expenditure of capital and we may not have sufficient funds to satisfy the redemption. In addition, you could face further dilution of your ownership percentage as a result of a decline in the market price of our common stock or in the event of certain defaults which would result in an increase in the number of shares of common stock issuable upon conversion of the Series B convertible preferred stock. Any such event could adversely affect the price of our stock and our ability to raise additional capital. We have no intention of taking action that would require such an event.

        We Do Not Pay Cash Dividends. To date, we have not paid any cash dividends, and we do not expect to pay any cash on our common stock in the foreseeable future. The Series B convertible preferred stock carries a mandatory 6% dividend, paid quarterly, out of funds legally available. At our election, that dividend may be accrued to the conversion value of that series of stock in lieu of any cash payment. With our current cash needs, we do not anticipate that the dividend will be paid in cash and, therefore, additional shares of common stock may be issued upon conversion. Those shares have also been registered in this Prospectus. See "Description of Securities" herein.

        The Conversion Price of the Series B Preferred Stock is Subject to Readjustment That May Adversely Affect the Market Price For a Share of Common Stock. The Series B preferred stock may be converted into shares of common stock at $2.2719 per share. However, commencing on June 22, 2000, the conversion price will be adjusted on such date and every six months thereafter to be the lesser of (a) 130% of the fixed conversion price of $2.2719 or (b) 90% of the average market price for the ten days prior to such adjustment. In a declining market, this conversion feature may have the effect of creating additional downward pressure on the price of our common stock.

        The Holders of the Series B Preferred Stock May Deliver Registered Shares of Common Stock Against Short Positions Which May Put Downward Pressure on the Price of a Share of Our Common Stock. The holders of the Series B preferred stock may deliver registered common stock against a short position. Because the conversion price represents a discount of the current trading price of a share of common stock, a large number of sales of common stock by, or coverage of a large short position by, the Selling Stockholder will have an adverse effect on the price of our common stock. The Series B preferred stockholders have agreed that they will not engage in any open market transactions in our securities, including any short sales, during the 20 trading day period prior to any conversion price re-set date.

                          SUMMARY FINANCIAL INFORMATION

        The following summary information is derived from the financial statements included in our Annual Report on Form10-K/A-1 for the year ended June 30, 1999, as amended on March 9, 2000, and Quarterly Report on Form 10-Q for the quarter ended December 31, 1999, incorporated by reference herein, and should be read in conjunction with those financial statements and the related notes thereto.


                                                                                           For the Six Months Ended
                                               For the Year Ended June 30,                        December 31,
                                   --------------------------------------------------    ------------------------------


                                       1997              1998               1999              1998             1999
                                    ------------      ------------      -------------    ------------       -----------

Statement of Operations
Data:


Revenues                           $  6,614,044        $ 4,396,891      $  5,004,890      $ 2,426,000       $ 2,260,000


Operating expenses                 $  7,207,274        $ 8,493,699      $  6,859,093      $ 3,193,000       $ 2,951,000


Net loss                           $ (4,805,822)       $(9,550,795)     $ (6,098,904)     $(3,356,000)      $(3,134,000)


Basic and diluted net loss per     $      (0.32)       $     (0.54)     $      (0.52)     $     (0.30)      $     (0.16)
common share


Weighted average shares              14,805,000         17,629,876        19,242,310       18,927,857        20,920,935
outstanding




                                                   June 30,                          December 31,
                                        ----------------------------        ----------------------------
                                            1998             1999              1998              1999
                                        -------------     ----------        ----------       -----------


Selected Balance Sheet Data:


Working Capital                          $3,665,798       $5,054,940        $5,351,717        $5,932,000


Total Assets                             $7,799,242       $8,133,264        $9,474,987        $8,568,000


Total Liabilities                        $2,226,350       $1,414,620        $2,422,317        $1,270,000


Stockholders' Equity                     $5,572,892       $6,718,644        $2,319,094        $7,298,000



                               THERMOGENESIS CORP.

        We design and sell products and devices which utilize our proprietary thermodynamic technology for the processing of biological substances, including the cryopreservation, thawing, harvesting, and archiving of blood components. Historically, our primary revenues have been from sales of blood plasma freezers and thawers to hospitals, blood banks, and blood transfusion centers. Currently, we are manufacturing several categories of thermodynamic devices that are being sold to the blood plasma industry under FDA clearance to market in the United States. Other potential markets for our proprietary technology include surgical, pharmaceutical, and industrial applications. Since fiscal year 1998, we focused our efforts on research and development and refinement of a core line of products for blood banks. Since fiscal 1994, we have developed new applications for our products and technology, including a system for harvesting cryoprecipitated AHF from a donor's blood plasma for use in the treatment of hemophilia, and by some physicians as a hemostatic agent or tissue sealant in certain surgical and medical procedures.

        Our strategy has been to develop superior blood processing devices for the niche blood processing markets where new products could quickly establish credibility for our proprietary technology. We believe that by concentrating our products to serve the blood plasma industry, many customers, such as the Red Cross or other blood transfusion societies of various countries, would validate our proprietary technology for rapid freezing of biological substances, more specifically blood plasma. Early products were designed for blood banks and hospitals and received 510(k) permission to market, and we sell those products either directly or through our distribution network in the 32 countries where our products are marketed. See our "Annual Report on Form 10-K. -- Description of the Business -- Distribution Channels."

        From 1988 to 1992, our products were designed to transfer heat by causing heat transfer liquids to directly contact plastic sealed containers within which resided various blood components. Early product designs used liquids containing chloro-flouro-carbons ("CFC") which we phased out in the fall of 1992. Thereafter, we developed an alternative heat transfer method which automatically interposed a thin flexible membrane between the heat transfer liquid and biological substances which process allowed for use of non- CFC based heat transfer liquids.

        Principal products initially developed by us and marketed to hospitals, blood banks, and blood transfusion centers consisted of freezers and thawers for blood plasma. We have continued to design and develop various freezer models and thawers for expanded applications, and these products remain the core products of our current business. To expand our market and product use, we have changed the focus of our research and development to the design of new products that would be applied to different applications within the blood industry, including surgical, pharmaceutical, and medical procedures that utilize freezing and thawing technology as part of standard procedures. See our "Annual Report on Form 10-K."

Our History

        Our core expertise lies in the technical fields of thermodynamics and cryopreservation, technologies that we initially applied to the development of ultra-rapid freezers and thawers, which are currently being sold to blood banks and hospitals in 32 countries throughout the world. Until the fourth quarter of fiscal year 1998, our revenues had been principally derived from these products. Following four years of intensive research and development, we began shipping in the second quarter of fiscal year 1998 our new platform product called the

BioArchive(R) System. The BioArchive System is a computer-controlled liquid nitrogen platform with dedicated disposables for the collection, cryopreservation, and archive of blood and blood components. The BioArchive System is used internationally and in the U.S. as part of a National Heart Lung and Blood Institute study to process, cryopreserve, and archive hematopoietic stem and progenitor cells sourced from placental cord blood. These stem cells are then used to reconstitute the immune system of patients suffering from leukemia, lymphoma, diverse inherited anemias, or hypoproliferative stem cell disorders. We have entered into a period of rapid transformation as we begin to manufacture and market micro-manufacturing systems which may generate recurring revenues from the ongoing sale of high margin blood processing disposables.

        Our strategy is to utilize our two new technology platforms - the BioArchive Platform and the CryoSeal_ Platform - as the basis for developing micro-manufacturing systems to produce biopharmaceutical drugs from either autologous or single-directed donor blood which will compete in two major medical markets: Wound Care and Cellular Therapy. Currently the Company is aggressively pursuing worldwide strategic partners in an effort to maximize the value of its new technology platforms.

        We are incorporated in Delaware, and our principal executive offices are located at 3146 Gold Camp Drive, Rancho Cordova, California 95670, and our telephone number is (916) 858-5100.

Recent Financing and Other Recent Events

        On December 22, 1999, and January 4, 2000, we completed a private placement of 4,040 shares of Series B convertible preferred stock, raising an aggregate of $4,040,000, before direct expenses. Warrants to purchase 484,562 shares of common stock at an exercise price of $2.73 per share were also issued. The net proceeds from the private placement are being used for general working capital. Under the terms of the private placement, we are required to register for resale the common shares underlying the Series B preferred stock and warrants.

                             SUMMARY OF THE OFFERING

        We are registering 3,988,532 shares of common stock for resale by the selling stockholders of which a maximum of 3,503,970 shares may be issued upon the conversion of Series B preferred stock, including accrued dividends, and 484,562 shares may be issued upon the exercise of warrants.

                                 USE OF PROCEEDS

        We will receive no proceeds from the resale of the shares of common stock by the selling stockholders issued upon the conversion of the Series B preferred stock. We will, however, receive proceeds if the selling stockholders pay cash to exercise their warrants. Those proceeds, if any, will be used for general working capital.

                              PLAN OF DISTRIBUTION

        The selling stockholders, their pledgees, donees, transferees, or other successors in interest may from time to time offer and sell all or a portion of the shares in transactions on the Nasdaq SmallCap Market, or on any other securities exchange or market on which the common stock is listed or traded, in negotiated transactions or otherwise, at prices then prevailing or related to the then-current market price or at negotiated prices. The selling stockholders or their pledgees, donees, transferees, or other successors in interest may sell their shares directly or through agents or broker-dealers acting as principal or agent, or in block trades or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying Prospectus supplement. Each of the selling stockholders and their pledgees, donees, transferees or other successors in interest reserves the right to accept or reject, in whole or in part, any proposed purchase of the shares to be made directly or through agents.

        In connection with distributions of the shares, any selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholder. Any selling stockholder also may sell the shares short and deliver the shares to close out such short positions. See "Risk Factors-The Holders of the Series B Preferred Stock May Deliver Registered Shares of Common Stock Which May Put Downward Pressure on the Price of the Share of Common Stock. Any selling stockholder also may enter into option or other transactions with broker-dealers that involve the delivery of the shares to the broker-dealers, which may then resell or otherwise transfer such shares. Any selling stockholder also may loan or pledge the shares to a broker-dealer and the broker-dealer may sell the shares so loaned or upon a default may sell or otherwise transfer the pledged shares. These activities are mitigated by the Series B preferred stock purchase agreement between us and the Series B convertible preferred stockholders which prohibits trading in our common stock by the Series B preferred stockholders during the period of 20 trading days prior to when the conversion price is subject to periodic adjustment.

        The selling stockholders, any agents, dealers or underwriters that participate with the selling stockholders in the resale of the shares of common stock and the pledgees, donees, transferees or other successors in interest of the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, in which case any commissions received by such agents, dealers or underwriters and a profit on the resale of the shares of common stock purchased by them may be deemed underwriting commissions or discounts under the Securities Act.

        There is no assurance that the selling stockholders will sell any or all of the shares.

        Pursuant to registration rights agreements between us and certain of the selling stockholders, we have agreed to pay all expenses of the Company and selling stockholders incurred in the registration of the shares other than brokerage commissions incurred by the selling stockholders.

        In addition to selling their common stock under this Prospectus, the selling stockholders may:

        o      transfer  their common stock in other ways not  involving  market
               makers  or  established  trading  markets,   including  by  gift,
               distribution, or other transfer; or

        o       sell their common stock under Rule 144 of the Securities Act.

                                     SELLING STOCKHOLDERS

        The following table identifies the selling stockholders, as of January 20, 2000, and indicates certain information known to us with respect to (i) the number of shares of common stock held by the selling stockholders, (ii) the amount to be offered for the selling stockholders' account, and (iii) the number of shares and percentage of outstanding shares of common stock to be owned by the selling stockholders after the sale of the common stock offered by the selling stockholders. The selling stockholders are not obligated to sell their common stock offered by this Prospectus.

        The number of shares listed under "Shares to be Sold" in the table assumes that the selling stockholders have converted their Series B preferred stock or exercised their warrants into the maximum number of shares currently permitted and will sell all common shares in a secondary offering pursuant to this Prospectus.

        Under the Exchange Act, any person engaged in a distribution of the shares of our common stock offered by this Prospectus may not simultaneously engage in market making activities with respect to our common stock during the applicable periods prior to the commencement of such distribution. In addition, and without limiting the foregoing, each selling stockholder may be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Regulation M. Further, the selling shareholders may resell their shares pursuant to Rule 144.

        The Series B convertible preferred stock and warrants are not registered or listed for trading on the Nasdaq Stock Market or on any exchange.

        The shares shown as owned and offered by Advantage Fund II Ltd., by Koch Investment Group Limited, and by Clarion Capital Corporation under this Prospectus may be issued upon conversion of Series B convertible preferred stock, for stock dividends, and exercise of warrants acquired by these selling stockholders from us in a private placement. Under the terms of the Series B convertible preferred stock and the warrants, no selling stockholder can convert Series B convertible preferred stock or exercise warrants to the extent such conversion or exercise would cause the selling stockholder's beneficial ownership of our common stock (excluding shares underlying unconverted Series B convertible preferred stock and unexercised warrants) to exceed 4.9% of the outstanding shares of common stock.

                                      Shares Owned                                     Shares Owned
                                    Prior to Offering     Shares to be Sold          After Offering
                                    ------------------   ------------------     -- ----------------------


Name of Stockholder                       Number                Number              Number     Percentage
-------------------------------     ------------------    ------------------     ----------- -------------


Advantage Fund II Ltd.(1)              1,514,102 (2)         2,443,352 (3)(4)           0            0


Koch Investment Group                    908,503 (6)         1,466,090 (3)(4)           0            0
Limited(5)


Clarion Capital Corporation              133,865 (7)            39,090 (3)(4)     110,000            *


Reedland Capital Partners, a              40,000 (8)            40,000                  0            0
Division of Financial West
Group



Footnotes to Table

*    Less than one percent.

(1) Genesee International, Inc., the investment manager of Advantage Fund II Ltd., may be deemed to beneficially own the shares offered by Advantage through its shared dispositive and voting power over such shares. Mr. Donald R. Morken, the controlling stockholder of Genesee International, may be deemed to control the exercise by Genesee International of such shared dispositive and voting power over such shares.

(2) Represents the 1,100,377 shares issuable upon the conversion of the Series B convertible preferred stock at the initial conversion price of $2.2719, 138,625 shares representing two years of accrued dividends, and 275,100 shares that may be issued upon the exercise of warrants.

(3) Pursuant to the Series B Convertible preferred stock purchase agreement, we have agreed to register 175% of the shares of common stock underlying the Series B Convertible preferred stock, and that may be issued as dividends and underlying warrants.

(4) Represents the maximum number of shares that can be issued upon the conversion of Series B convertible preferred stock which is approximately 15.84% of the then issued and outstanding shares in the aggregate at the time of closing plus the shares issuable upon the exercise of the warrants. However, the subscription agreements limit the number of shares of common stock that can be issued to the holders upon conversion of the Series B convertible preferred stock to 4.9% of the then outstanding shares of common stock at any time.

(5) Koch Industries, Inc., the indirect parent company of Koch Investment Group Limited, may be deemed to beneficially own the shares offered by Koch Investment Group Limited through its shared dispositive and voting power over such shares. Messrs. Charles Koch and David Koch, the majority stockholders of Koch Industries, may be deemed to control the exercise by Koch Industries of such shared dispositive and voting power over such shares

(6) Represents the 660,263 shares issuable upon the conversion of the Series B convertible preferred stock at 90% of the initial conversion price of $2.2719, 83,180 shares representing two years of accrued dividends and 165,060 shares that may be issued upon the exercise of warrants.

(7) Includes 110,000 shares of common stock. Also includes 17,605 shares issuable upon the conversion of the Series B convertible preferred stock of the initial conversion price of $2.2719, 2,218 shares representing two years of accrued dividends and 4,042 shares that may be issued upon the exercise of warrants.

(8) Represents shares underlying placement agent warrants, exercisable until December 22, 2004, at $2.72628 per share.

        As of the date of this Prospectus, the selling stockholders do not hold any other of our securities other than the shares being offered under this Prospectus and the Series B convertible preferred stock and warrants described in this Prospectus, except for 110,000 shares underlying Series A preferred stock held by Clarion Capital Corporation. None of the selling stockholders has had any material relationship with us within the past three years.

                            DESCRIPTION OF SECURITIES

        Our authorized capital stock consists of two classes: 50,000,000 shares, $.001 par value, of common stock and 2,000,000 shares, $.001 par value, of preferred stock. As of January 14, 2000, 21,338,262 shares of common stock were outstanding, 750,000 shares of Series A preferred stock were outstanding, and 4,040 shares of Series B preferred stock were outstanding. There are no other series of preferred stock outstanding.

Common Stock

        Common stock shareholders have full voting rights, one vote for each share held of record. Subject to preferential rights of Series A and Series B preferred stock shareholders, common stock shareholders are entitled to receive dividends as may be declared by the Board out of funds legally available therefor, and share pro rata in any distributions to stockholders upon liquidation. Common stock shareholders have no conversion, preemptive, or other subscription rights. All of the outstanding shares of common stock are, and the common shares offered hereby will be, validly issued, fully paid, and nonassessable.

Preferred Stock

        As discussed below, we have two series of preferred stock designated. The Board is authorized to establish other series or designations of preferred stock with rights, preferences, privileges, and restrictions on such stock as the Board may determine, subject to the rights of the outstanding series of preferred stock.

Series A Convertible Redeemable Preferred Stock

        We have designated 1,200,000 shares as Series A convertible redeemable preferred stock. Each share of Series A preferred stock has the following characteristics:

        Conversion. Each share of Series A preferred stock is convertible into five shares of common stock at the option of the holder or at our option provided that the common stock is trading at an average price equal to or greater than $5.00 per share for 30 consecutive trading days. Each share of Series A preferred stock is subject to customary anti-dilution protection.

        Voting Rights. Provided that more than 35% of the number of Series A preferred stock shares remain outstanding, the Series A preferred stock shareholders are entitled to vote for one director, as a separate class, and approval by holders of at least a majority of the Series A preferred stock, voting together as a separate class, is required for certain events including
(i) any issuance of a new series of shares having rights, preferences, or privileges with respect to liquidation preference, redemption or dividend rights senior or equivalent to the Series A preferred stock, (ii) any payment or declaration of any dividends rights or any other distribution or redemption of any of our capital stock, (iii) sale or disposition of substantially all of our property or business or any consolidation or merger with any entity in which we are not the survivor, (iv) an amendment to our articles of incorporation or bylaws, and (v) any investments of another business exceeding $1 million in the aggregate. Unless required by law, the Series A preferred stock shareholders will be entitled to vote on all other matters with the common stock shareholders, together as a class, on an as converted basis. The Series A preferred stock shareholders have approved by a majority vote the issuance of the Series B preferred shares on a pari passu basis with the Series A shares.

        Dividends. Each share of Series A preferred stock is entitled to receive non-cumulative dividends at the same rate and same time as any dividends declared on our common stock determined on an as converted basis.

        Liquidation Rights. Upon liquidation, dissolution, or winding up of our company, the holder of Series A preferred stock shall be entitled to received a liquidation preference equal to $6.25 per share which shall increase at the rate of 8% per share, per year, compounded annually on each anniversary date of the issuance of the Series A preferred stock before there are any distributions to common stock shareholders. After payment to Series A preferred stock shareholders of the liquidation preference as adjusted, the Series A preferred stock shareholders shall not be entitled to any further distribution. If upon any liquidation, dissolution, or winding up the assets to be distributed among the Series A preferred stock shareholders shall be insufficient for full payment of the liquidation preference, then the amount to be distributed shall be distributed ratably to the Series A preferred stock shareholders and any other preferred stock of equal rank.

        Preemptive Rights. Each Series A preferred stock shareholder has preemptive rights to purchase any new share issuance by us in order to maintain his or her percentage share ownership interest in our company.

Series B Convertible Preferred Stock

        We have designated 4,040 shares as Series B convertible preferred stock. Each share of Series B preferred stock has the following characteristics:

        Conversion. The Series B convertible preferred stock is currently limited in conversion to a maximum of 4,236,000 shares. However, the current conversion price is a fixed conversion price of $2.2719 which represents the average market price of our common stock for the ten days prior to the issuance of the Series B convertible preferred stock on December 22, 1999, the date we sold the initial 4,000 shares of the Series B convertible preferred stock. Commencing on June 22, 2000, the conversion price will be adjusted on such date and every six months thereafter to be the lesser of (a) 130% of the fixed conversion price as stated above, or (b) 90% of the average market price for the ten days prior to such adjustment date. If certain events occur, such as our inability to provide the Series B preferred stock holders with common stock on a timely basis, or our failure to pay any applicable redemption price when due and such events are deemed not within the Company's control, meaning they result by no action or inaction on the Company's part, the conversion price will be adjusted to an amount equal to 70% of what it otherwise would have been at that time. The adjusted conversion price will be in effect for the period beginning on the date of event and for sixty days thereafter.

        In addition, the conversion price will be subject to adjustment if, based on the then current conversion price, the Series B preferred stock may be converted into 20% or more of the common stock outstanding and we have not previously obtained stockholder approval to issue more than 20%. In such event, the conversion price will be adjusted to 80% of the then conversion price. Further, due to Nasdaq SmallCap listing requirements, the Company will be required to seek shareholder approval to allow for the conversion of the Series B preferred stock in an amount exceeding 20% or more of its common stock outstanding before issuance. If we fail to obtain shareholder approval, the conversion price will be adjusted to 60% of the then conversion price by contract, we cannot issue more than the 20% without stockholder approval.

        Upon an adjustment of the conversion price, the number of shares into which the Series B convertible preferred stock may be converted is correspondingly adjusted. The conversion price and number of shares of common stock underlying the Series B convertible preferred stock is also subject to adjustment for stock splits, stock dividends, combinations, capital reorganizations, and similar events relating to our common stock.

        The holders of stock cannot convert the Series B convertible preferred stock into common stock beyond that which would result in their holdings exceeding more than 4.9% of the then issued and outstanding shares. This provision was negotiated between us and the holders of the Series B Convertible preferred stock.

        Voting Rights. The Series B convertible preferred stock has no general voting rights. However, holders of the Series B convertible preferred stock have the right to consent to the issuance of any capital stock that is senior to the Series B convertible preferred stock, to any amendment of our certificate of incorporation which materially and adversely affects the Series B convertible preferred stock, and to any amendment to the terms of the Series B convertible preferred stock. In addition, pursuant to the purchase agreements entered into in connection with the issuance of the Series B convertible preferred stock, without the consent of the holders of the Series B convertible preferred stock, we may not issue for approximately twelve months after issuance of the Series B preferred stock, any common stock (or securities convertible into common stock), at a price below the market price of the common stock on the date of issuance, except in certain specified instances. For approximately twelve months after issuance, the holders of the Series B convertible preferred stock also have a right of first refusal to acquire any such equity securities except in specified instances set forth in the purchase agreements.

        Dividends. Dividends at the rate of $60 per annum per share of Series B preferred stock (6% annual dividend) are payable in cash or, at our option, may be added to the value of the Series B convertible preferred stock subject to conversion and to the $1,000 per share liquidation preference of the Series B convertible preferred stock.

Redemption

        By Us. If we are in compliance with the terms of the Series B convertible preferred stock and our agreements with the selling stockholders, we have the right at any time to redeem the Series B convertible preferred stock at a premium (generally, 120% of the $1,000 per share liquidation value plus accrued and unpaid dividends), and under certain circumstances, at the market value of the common stock into which the Series B convertible preferred stock would otherwise be convertible. Assuming we are in compliance with such terms and agreements, after the third anniversary of issuance, we may redeem the Series B convertible preferred stock at its liquidation value plus accrued and unpaid dividends.

        By the Holders of the Series B Convertible Preferred Stock. If certain events occur which are solely within our control, the holders of the Series B convertible preferred stock have the right to request that we repurchase all or some of their Series B convertible preferred stock at the greater of the premium or converted market value. Those events in which holders may request repurchase include the following:

o there is no closing bid price reported for our common stock for five consecutive trading days;

o    our common  stock  ceases to be listed for  trading on the Nasdaq  SmallCap
     Market;

o the holders of the Series B convertible preferred stock are unable, for 30 or more days (whether or not consecutive), to sell their common stock issuable upon conversion of the Series B convertible preferred stock pursuant to an effective registration statement;

o we default under any of the agreements relating to our sale of the Series B convertible preferred stock, including our failure to timely deliver certificates for common stock upon conversion;

o    certain business combination events;

o the adoption of any amendment to our Articles of Incorporation materially adverse to the holders of the Series B convertible preferred stock without the consent of the holders of a majority of the Series B convertible preferred stock; and

o the holders of the Series B convertible preferred stock are unable to convert all of their shares because of limitations under exchange or market rules that require stockholder approval of certain stock issuances and we fail to obtain such approval.

        However, we may issue a Control Notice to eliminate any repurchase right if the events are not solely within our control.

        Liquidation Rights. Upon liquidation, the holders of the Series B convertible preferred stock will be entitled to receive, before any distribution to holders of our common stock or any other class or series of our capital stock ranking junior to the Series B convertible preferred stock, liquidation distributions equal to $1,000 per share, plus any accrued and unpaid dividends.

Series B Warrants

        We also issued warrants in connection with the private placement of our Series B convertible preferred stock. We issued warrants to purchase 444,562 shares of common stock to the holders of Series B convertible preferred stock, and 40,000 warrants to the placement agent. The exercise price of the warrants is $2.72628 per share, and they expire on December 22, 2004. The warrants are subject to customary antidilution provisions with respect to stock splits, mergers, and dividends.

Series B Registration Obligation

        We have agreed to register for resale the shares of common stock issuable upon the conversion of the Series B convertible preferred stock and the exercise of the warrants.

Stock Options

        As of January 14, 2000, we had outstanding options to purchase a total of 2,125,500 shares of common stock at exercise prices ranging from $1.13 to $4.50 per share, of which options to purchase 1,887,166 shares were exercisable. Some of these options are subject to vesting, and in general, have a three or five year exercise period. See our "Annual Report on Form 10-K, as amended, - Notes to Financial Statements."

Other Warrants

        As of January 14, 2000, warrants to purchase a total of 2,958,763 shares of common stock were outstanding with exercise prices ranging from $1.20 to $3.0966 per share, all of which were exercisable. Included in the number of warrants are warrants to purchase 484,562 shares of common stock which are subject to resale by this Prospectus. See our "Annual Report on Form 10-K, as amended, - Notes to Financial Statements" which is incorporated by reference in this Prospectus.

                            CERTIFICATE OF INCORPORATION AND BYLAWS

        Our Amended and Restated Certificate of Incorporation provides that we will indemnify directors and officers of the company to the fullest extent permitted by Delaware Law. Further, our bylaws provide authority for the company to maintain a liability insurance policy that insures directors or officers against any liability incurred by them in serving for the company.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of the company in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by final adjudication.

                                 TRANSFER AGENT

        The transfer agent for our common stock is American Securities Transfer & Trust, Inc., 938 Quail Street, Suite 101, Lakewood, Colorado 80215-5513.

                                     EXPERTS

        Ernst & Young LLP, independent auditors, have audited our financial statements and schedule included in our Annual report on Form 10-K and Form 10-K/A-1 for the year ended June 30, 1999, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in
Note 1 to the financial statements), which is incorporated by reference in this Prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                  LEGAL MATTERS

        The   validity  of  the  shares  of  common stock offered by the selling stockholders through this Prospectus will be passed upon for us by David C. Adams, V.P. and General Counsel. Mr. Adams beneficially owned options to acquire 180,000 shares of common stock and owned outright 24,474 shares of common stock as of February 14, 2000.


                       WHERE CAN YOU FIND MORE INFORMATION

        Government Filings: We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Commission's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and at Northwest Atrium Center, 500 Madison Street, Suite 1400, Chicago,
Illinois  60661.   Please  call  the  Securities  and  Exchange   Commission  at

1-800-SEC-0330 for more information about the Public Reference Rooms. Most of our filings are also available to you free of charge at the Securities and Exchange Commission's website at http://www.sec.gov.

        Stock Market: Our common stock is listed on the Nasdaq SmallCap Market and similar information can be inspected and copied at the offices of the
National  Association  of  Securities  Dealers,   Inc.,  1735  K  Street,  N.W.,
Washington, D.C. 20006.

        Registration Statement: We have filed a registration statement under the Securities Act of 1933, as amended, with the Securities and Exchange Commission with respect to the common stock offered under this Prospectus, and this Prospectus is a part of that registration statement. However, it does not contain all of the information contained in the registration statement and the exhibits filed with the registration statement. You should refer to the registration statement and its exhibits for further information about us and the common stock offered under this Prospectus.

        Information Incorporated by Reference: The Securities and Exchange Commission rules and regulations allow us to "incorporate by reference" the information that we file with the Securities and Exchange Commission. This means that we can disclose additional important information to you by referring to those documents. The information incorporated by reference is an important part of this Prospectus, and information that we file in the future with the Securities and Exchange Commission will automatically update and supersede this information. We have filed the following documents with the Securities and Exchange Commission and the information contained in those documents is incorporated by reference into this Prospectus:

     (1) Annual Report on Form 10-K for the year ended June 30, 1999, as amended on Form 10- K/A-1 filed March 10, 2000;

     (2) Quarterly Reports on Form 10-Q for the quarter ended September 30, 1999, and for the quarter ended December 31, 1999;

     (3)  Current Report on Form 8-K for the event dated December 22, 1999;

     (4) Proxy Statement for the Annual Meeting of Stockholders held on December 10, 1999; and

     (5)  The description of our common stock contained in Form 8-A.

        Please note that all other documents and reports filed under Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934, as amended, following the date of this Prospectus and prior to the termination of this offering will be deemed to be incorporated by reference into this Prospectus and will be made a part of it from the date of filing with the Securities and Exchange Commission.

                       GLOSSARY OF CERTAIN TECHNICAL TERMS


510(k): formal notification to the Food and Drug Administration ("FDA") by manufacturers of Class I devices to obtain clearance to market the medical device. The device must be substantially equivalent to devices manufactured prior to 1976.

AUTOLOGOUS: autogenous; related to self; originating within an organism itself, as obtaining blood from the patient for use in the same patient.

CLASS II MEDICAL SYSTEM: those devices for which general manufacturing controls alone are insufficient to assure safety and effectiveness and for which mandatory performance standards must be established.

COAGULATION: (1) the process of clot formation; (2) in surgery, the disruption of tissue by physical means to form a blockage or clot.

THERMO LINE PRODUCTS: (1) device for the ultra-rapid freezing of human blood plasma; (2) portable device for the ultra-rapid freezing of human blood plasma;
(3) device for the rapid thawing of frozen plasma for hospital patient care; (4) device for the hermetic sealing of blood tissue containers.

CRYOPRECIPITATE: any precipitate (substance that is separated out of a solution of plasma) that results from cooling, as cryoglobulin or antihemophilic factor.

CRYOPRECIPITATED AHF: a preparation of antihemophilic factor, which is obtained from a single unit of plasma collected and processed in a closed system.

CRYOPRESERVATION: maintaining the life of excised tissue or organs by freezing and storing at very low temperatures.

CRYOSEAL(TM): system for harvesting fibrinogen-rich cryoprecipitate from a donor's blood plasma, a blood component that is currently licensed by the FDA for the treatment of clotting protein deficient patients.

DEWAR: container that keeps its contents at a constant and generally low temperature by means of two external walls between which a vacuum is maintained.

FACTOR VIII: antihemophilic factor (AHF): a factor or component of blood participating only in blood coagulation. Deficiency of this factor, when transmitted as a sex-linked recessive trait, causes classical hemophilia (hemophilia A).

FACTOR XIII: fibrin stabilizing factor (FSF): a factor that joins fibrin strands so that they become stable and insoluble in urea, thus enabling fibrin to form a firm blood clot.

FIBRONECTIN: an adhesive compound of protein and carbohydrate: one form circulates in plasma, another is a cell-surface protein which mediates cellular adhesive interactions. Fibronectins are important in connective tissue, and they are also involved in aggregation of platelets.

FIBRINOGEN: a blood protein that is converted to fibrin in the clotting of blood.

HEMATOLOGY: that branch of medical science, which treats blood and blood forming tissues.

HEMOSTATIC: (1) checking the flow of blood; (2) an agent that stops the flow of blood.

PLATELET DERIVED GROWTH FACTOR (PDGF): a substance contained in platelets and capable of inducing proliferation of vascular cells, vascular smooth muscle cells; its action contributes to the repair of damaged vascular walls.

PROGENITOR: a parent or ancestor.

THERMOLABILE:  easily altered or decomposed by heat.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

        The following table sets forth the costs and expenses payable by our company in connection with the issuance and distribution of the securities being registered hereunder. No expenses shall be borne by the selling stockholders. All of the amounts shown are estimates, except for the SEC registration fee.

SEC registration fee                                                 $    3,661
Printing and engraving expenses                                      $      750
Accounting fees and expenses                                        *$   12,000
Legal fees and expenses                                             *$   15,000
Transfer agent and registrar fees                                   *$      500
Fees and expenses for qualification under state securities laws      $      -0-
Miscellaneous                                                       *$    1,000

TOTAL                                                                $   32,911
                                                                    ===========
*  estimated


Item 15.  Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law permits indemnification of directors, officers, and employees of corporations under certain conditions and subject to certain limitations. Article Eighth of our Amended and Restated Certificate of Incorporation contain provisions for the indemnification of its directors and officers to the fullest extent permitted by law.

        Under such law, we are empowered to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of our company to procure a judgment in its favor) by reason of the fact that such person is or was an officer, director, employee or other agent of our company or our subsidiaries, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with such proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in our best interests and, in the case of a criminal proceeding, has no reasonable cause to believe the conduct of such person was unlawful. In addition, we may indemnify, subject to certain exceptions, any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of our company to procure a judgment in our favor by reason of the fact that such person is or was an officer, director, employee or other agent of our company or our subsidiaries, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action if such person acted in good faith and in a manner such person believed to be in the best interest of our company and shareholders. We may advance expenses incurred in defending any proceeding prior to final disposition upon receipt of an undertaking by the agent to repay that amount it shall be determined that the agent is not entitled to indemnification as authorized.

        In addition, we have director's and officer's liability insurance, which our bylaws provide authority to maintain to insure directors or officers against any liability incurred capacity as such, or arising out of their status as such.

Item 16. Exhibits and Financial Statement Schedules


Exhibit        Description

3.1     (a)    Amended and Restated Certificate of Incorporation                 (4)
        (b)    Revised Bylaws                                                    (4)
4.1            Certificate of Designation Series A Convertible Redeemable
               Preferred Stock                                                  (12)
4.2            Certificate of Designation of Series B Convertible Preferred
               Stock                                                            (16)
4.3            Warrant [form]                                                   (16)
4.4            Registration Rights Agreement Dated Dec. 22, 1999 [form]         (16)
5.1            Opinion of David C. Adams, General Counsel to the registrant
10.1    (a)    Letter of Agreement with Liquid Carbonic, Inc.                    (1)
        (b)    Letter of Agreement with Fujitetsumo USA                          (1)
        (c)    Letter of Agreement  with Fujitetsumo  Japan                      (1)
        (d)    License  Agreement between Stryker Corp. and
               THERMOGENESIS CORP., Corp.                                        (5)
        (e)    Lease of Office and Mfg. Space                                    (4)
        (f)    Executive Development and Distribution Agreement
               between THERMOGENESIS CORP. and Daido Hoxan Inc.                  (3)
        (g)    Administrative Office Lease                                       (6)
        (h)    Employment Agreement for Philip H. Coelho                         (8)
        (i)    Employment Agreement for Charles de B. Griffiths                  (8)
        (j)    Employment Agreement for Walter J. Ludt                           (8)
        (k)    Employment Agreement for David C. Adams                          (11)
        (l)    Employment Agreement for James H. Godsey                         (11)
        (m)    Employment Agreement for Sam Acosta                              (11)
        (n)    Licensing/Manufacturing Agreement with On-Time Mfg.               (8)
        (o)    License Agreement and distribution with Asahi Medical             (9)
        (p)    License Agreement with Pall/Medsep Corporation                   (10)
        (q)    Distribution Agreement with Dideco S.P.A.                        (13)
        (r)    Employment Agreement for Philip H. Coelho                        (15)
        (s)    Employment Agreement for Renee Ruecker                           (15)
        (t)    Amendment to License Agreement with Asahi Medical                (15)
        (u)    Subscription Agreement dated Dec. 22, 1999 [form]                (16)


23.1    Consent of General Counsel is contained in exhibit 5.1.

23.2    Consent of Ernst & Young LLP independent auditors

27.1    Financial Data Schedule (Not Applicable)

Footnotes to Index

(1) Incorporated by reference to Registration Statement No. 33-37242 of THERMOGENESIS CORP., Corp. filed on February 7, 1991.

(2)  Incorporated by reference to Form 8-K for July 19, 1993.

(3)  Incorporated by reference to Form 8-K for June 9, 1995.

(4)  Incorporated by reference to Form 10-KSB for the year ended June 30, 1994.

(5)  Incorporated by reference to Form 8-K for September 27, 1995.

(6) Incorporated by reference to Form 10-QSB for the quarter ended December 31, 1995.

(7)  Incorporated by reference to Form 8-K for November 27, 1996.

(8)  Incorporated by reference to Form 10-KSB for the year ended June 30, 1996.

(9)  Incorporated by reference to Form 8-K for May 29, 1996.

(10) Incorporated by reference to Form 8-K for March 27, 1997.

(11) Incorporated by reference to Form 10-K for the year ended June 30, 1997.

(12) Incorporated by reference to Form 8-K for January 14, 1998.

(13) Incorporated by reference to Form 8-K for February 16, 1998.

(14) Incorporated by reference to Form 10-K for the year ended June 30, 1998.

(15) Incorporated by reference to Form 10-K for the year ended June 30, 1999.

(16) Incorporated by reference to Form 8-K for December 23, 1999.

Item 17. Undertakings

(a)  The undersigned Company hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any Prospectus required by Section (10)(a)(3) of the Securities Act;

          (ii) To reflect in the Prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement;

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

               Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii), above, do not apply if the information required to be included in a post-effective amendment by these paragraphs is contained in periodic reports filed with or furnished by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3)  To remove from registration by means of a post-effective amendment any
          of  the  securities   being  registered  that  remain  unsold  at  the
          termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of THERMOGENESIS CORP. pursuant to the foregoing provisions, or otherwise, THERMOGENESIS CORP. has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing pre-effective amendment no. 1 to Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Rancho Cordova, County of Sacramento, State of California, on March 9, 2000.

                                            THERMOGENESIS CORP.


                                        /s/ PHILIP H. COELHO
                                            -----------------------------------
                                            Philip H. Coelho, Chairman & C.E.O.


Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

/s/ PHILIP H. COELHO                                       Dated: March 9, 2000
---------------------------------------------------------
Philip H. Coelho, C.E.O.
and Chairman of the Board
(Principal Executive Officer)

/s/ RENEE M. RUECKER                                       Dated: March 9, 2000
---------------------------------------------------------
Renee M. Ruecker, Vice President Finance
(Principal Accounting Officer and
Principal Financial Officer)

/s/ JAMES H. GODSEY                                        Dated: March 9, 2000
----------------------------------------------------------
James H. Godsey, President, C.O.O. Director

/s/ PHILIP H. COELHO                                       Dated: March 9, 2000
---------------------------------------------------------
Hubert E. Huckel, Director*

/s/ PHILIP H. COELHO                                       Dated: March 9, 2000
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Patrick McEnery, Director*

/s/ PHILIP H. COELHO                                        Dated: March 9, 2000
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David S. Howell, Director*


*pursuant to a power of attorney